FOIA CONFIDENTIAL TREATMENT REQUESTED

VIA EDGAR

April 4, 2012

Mr. Karl Hiller

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: The Hain Celestial Group, Inc.

Form 10-K for Fiscal Year Ended June 30, 2011

Filed August 29, 2011

File No. 0-22818

Dear Mr. Hiller:

This letter is submitted on behalf of The Hain Celestial Group, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter (the “Comment Letter”) dated March 1, 2012.

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83). For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (the “Response Letter”), which are indicated by bracketed text, and (b) the accompanying Request (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Response Letter has also been clearly marked with the legend “Confidential Treatment Requested by The Hain Celestial Group, Inc.” and each page is marked for the record with the identifying numbers and code “THCG-001” through “THCG-009.”

Pursuant to Rule 83, a copy of the Request (but not this Response Letter) also is being delivered to the Commission’s FOIA Office.

Confidential Treatment Requested by The Hain Celestial Group, Inc.

THCG-001

The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the Comment Letter. For your convenience, your comments have been reproduced in italics below, together with the responses. Capitalized terms used and not defined herein have the meanings given to such terms in the Company’s filing.

Form 10-K for the Fiscal Year ended June 30, 2011

Financial Statements

Note 18 – Segment Information, page 67

1.	We have read your response to prior comment one including the various reports pertaining to segment identification. In the CODM package, we note that the Audit Committee Financial Review Schedules and Key Business Performance Data reports show gross margin of various product groups and reporting units; and that the Audit Committee Financial Review Schedules also include measurements of profitability, such as operating income and net income, for these product groups or reporting units. Since the CODM receives this discrete financial information on a regular basis, it remains unclear how you determined that your business is comprised of a single operating segment. Please address the following points.

Our assessment of our operating segments was based on ASC 280-10-50-1, which states that “an operating segment is a component of a public entity that has all of the following characteristics:

a)	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b)	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c)	Its discrete financial information is available.”

The Company currently has more than 40 brands (e.g. Earth’s Best®, Terra®, Sensible Portions®) with a variety of individual products sold under each brand. As more fully discussed in our February 17, 2012 response, we do not report operating income for any one of our brands, and as such, a measure of profit or loss is not available to be used by our Chief Operating Decision Maker (“CODM”) in making decisions about resources to be allocated. Therefore, we have determined that our brands are not operating segments as they do not meet the second and third criteria under ASC 280-10-50-1.

We acknowledge that there is information included in the Audit Committee Financial Review Schedules with respect to operating income for our reporting units. This information is not used by our CODM in making decisions about resource allocation, nor is it used to assess performance. Our CODM’s resource allocation decisions are based on the Company’s ability to increase its consolidated sales. The inputs to his decisions are based on his understanding of

Confidential Treatment Requested by The Hain Celestial Group, Inc.

THCG-002

customers’ needs and consumers’ desires, which are obtained from direct customer contacts, store visits and discussions with his direct reports. He also reviews brand sales performance and retail consumption trends. This will be described in further detail below. Based on the information that our CODM reviews, we have determined that neither our reporting units nor our product groups are operating segments as they do not meet the second criteria under ASC 280-10-50-1.

The Audit Committee Financial Review Schedules were originally developed and presented on a consolidated basis specifically for the Audit Committee’s review of the Company’s quarterly results and are provided to the CODM for background information purposes. The Company recorded a goodwill impairment during the third quarter of fiscal 2009 and made a subsequent disclosure with respect to reporting units for which fair value exceeded carrying value by less than 10% in the Management’s Discussion and Analysis included in its Form 10-K for the year ended June 30, 2010. As a result, the Audit Committee requested the inclusion of such information as a means to facilitate a discussion between the Company’s corporate finance staff, the Company’s independent registered accountants and the Audit Committee as to the status of potential goodwill impairment for those reporting units. The schedules in that package, which reflect reporting unit results, were introduced into the package beginning in the first quarter of fiscal 2010. This information was neither requested by the CODM nor is it used by him in his resource allocations.

The information in the Key Business Performance Data package is provided to the CODM so that he has sufficient background knowledge to provide general answers to questions from investment analysts. We understand that there may be a presumption that information given to the CODM would be used by him in resource allocation decisions; however, the information contained in these reports is not used by him for that purpose as will be described in the examples that the Staff has requested below.

We evaluate our segment disclosures each reporting period. Our CODM reviews our business in a manner that is consistent with our identification of one segment, as presented in our segment disclosure. We note that the issue as to whether the Company operates in more than one segment was reviewed with and agreed to by the Staff in connection with the Staff’s review of our Form 10-K for the year ended June 30, 2004, which review was concluded in November 2005. In the years following the conclusion of that discussion, we have grown both organically and we have made a number of acquisitions, most of which were “bolt-on” and completely integrated into the Company’s existing operations. However, the facts and circumstances surrounding how our CODM operates and manages the business are essentially unchanged from our discussions with the Staff in 2004-2005. Therefore, our analysis and conclusions remain consistent with our prior disclosures. Additionally, as also agreed to by the Staff at that time, under the provisions of ASC 350-20-35-34 our product categories and geographical structure form the basis for our reporting units.

Confidential Treatment Requested by The Hain Celestial Group, Inc.

THCG-003

•	Provide us with a copy of the organization chart that shows the chief operating decision maker, his direct reports, and managers of the product groups and reporting units referenced above;

The Company’s CODM has been and continues to be our President, Chief Executive Officer and Chairman of the Board of Directors, Irwin D. Simon, as more fully discussed in our response of February 17, 2012 to the Staff’s prior comment number one. Mr. Simon’s direct reports are based on operational and administrative functions. The organizational charts requested are being submitted to the Staff via a separate letter (the “Supplemental Letter”).

We note that ASC 280-10-50-7 states that:

“generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. The term segment manager identifies a function, not necessarily a manager with a specific title.”

The Company currently has over 40 brands in its various geographies that are grouped into larger product categories. Depending on the size of the reporting unit’s organization, brand management takes place at least one or two levels below the direct report of the CODM. That is, the brands or groupings of brands are typically managed by an individual two or three levels below the CODM, rather than by personnel that are “directly accountable to and maintain regular contact” with the CODM. Additionally, brands are sold across geographies, with responsibility for brand management residing in the selling location. Since the employees who manage brands or groups of brands are typically neither directly accountable to the CODM nor maintain regular contact with him concerning the operating activities for the brands or groups of brands, such employees do not satisfy the definition of a segment manager in ASC 280-10-50-7. This fact combined with the absence of discrete financial information by brand, as more fully discussed in our response of February 17, 2012 to the Staff’s prior comment number one, has led the Company to the determination that neither our individual brands nor the groupings of brands into product categories represent operating segments.

•	Describe the frequency and types of communications between the CODM and his direct reports and these managers;

Our CODM frequently communicates with his direct reports, typically multiple times during each week, and often, multiple times each day. These communications are predominantly either by telephone or in person. While communication with other members of the organization at levels below his direct reports occurs, including, for example, with the corporate finance staff or brand or category managers, such communications do not take place as frequently. The communications between the CODM and his direct reports who are responsible for operations focus on areas such as overall sales performance, consumption trends, customer activities and supply chain issues and relate to information and trends noted as a result of his review of the daily sales flash reports that were referred to in our response of February 17, 2012. Since acquisition opportunities are a significant focus of the CODM’s attention and the primary resource allocation decisions he makes, his communications with

Confidential Treatment Requested by The Hain Celestial Group, Inc.

THCG-004

his direct reports also include the evaluation of potential acquisitions. In addition, the CODM spends time meeting directly with customers and visiting retail stores where the Company’s products are sold, which provides him with direct inputs of customer satisfaction and product perception in the marketplace. The CODM often relays such information and observations to his direct reports who are responsible for operations. Communications also regularly occur between the CODM and his direct reports not responsible for operations, including the status of legal activities with the General Counsel, financing activities, administrative issues and consolidated results of operations with the Chief Financial Officer, regulatory developments with the Chief Growth Officer or human resource issues with the Vice President of Human Resources.

•

Describe the process of preparing and approving your operating and capital expenditure budgets with details sufficient to understand each step in the process, and the level and extent of participation by your chief operating decision maker, his direct reports and these managers;

Our annual operating budget process begins with development of targets for consolidated sales and consolidated profit which are determined by the CODM. These targets are not allocated to brands or product groups by the CODM. The Company’s Corporate Budgeting & Forecasting department (which does not directly report to the CODM) provides an allocation of the consolidated sales and profit targets to the CODM’s direct reports who are responsible for a reporting unit. A detailed budget is prepared by each of the Company’s reporting units, which are submitted to and consolidated by the Corporate Budgeting & Forecasting department. Once compiled, the Corporate Budgeting & Forecasting department and the Chief Financial Officer compare the consolidated budget to the overall targets set by the CODM. To the extent the consolidated budget does not achieve those targets, the Corporate Budgeting and Forecasting staff recommends changes to the reporting units. Decisions with respect to spending details, such as for trade and promotional expenses, advertising, and marketing support are made at the reporting unit level, and not by the CODM. The final consolidated budget is then approved by the CODM and the Company’s Board of Directors.

Similar to the operating budgeting process, the annual capital expenditure budget process begins with an overall capital spending target determined by the CODM. The consolidated target is not allocated by reporting unit or brand. We note that we do not operate in a capital-intensive manner since more than half of our sales are derived from products manufactured by contract manufacturers or “co-packers.” Therefore much of the annual capital expenditures represent maintenance-type projects, resulting in an annual average expenditure for the last three years of approximately $12 million. The Company’s reporting units budget their requested capital expenditures for the year, which are approved for submission to the Corporate Budgeting and Forecasting department by the reporting unit management. The capital budget requests are then consolidated in a similar manner to that described for the operating budget, above, to ensure the total is consistent with the consolidated target, and approved by the CODM and the Board of Directors. Consolidated capital expenditures are monitored against the approved budget, and as more fully discussed in our response of February 17, 2012 to prior comment number three, the CODM approves individual capital expenditure requests that meet the amount designated for his approval under the Company’s internal control approval policies.

Confidential Treatment Requested by The Hain Celestial Group, Inc.

THCG-005

•	Identify the brands that comprise each of the product groups and reporting units shown in the CODM reports mentioned above;

The Company currently has more than 40 brands. The brands may be grouped into product categories for management in our larger reporting units. Additionally, as agreed with the Staff in connection with the Staff’s review of our Form 10-K for the year ended June 30, 2004, we disclose our consolidated net sales by product category in Note 18, as the categories provide readers with more meaningful information than does a list of brands. The listing of our brands and the related grouping into product groups for each of our reporting units is being submitted to the Staff via the Supplemental Letter.

•	Provide a copy of the minutes of your board of directors’ meetings for each of the most recent four meetings; and

As requested, we are submitting copies of the minutes of the meetings of our Board of Directors on June 21, 2011, April 6, 2011, January 13, 2011, and November 18, 2010 to the Staff via the Supplemental Letter. These meetings represent the last four meetings during fiscal year 2011.

•	Describe the significant resource allocation decisions made during 2011 and 2012 by your chief operating decision maker, including those which pertained to such product groups and reporting units.

Our CODM’s resource allocation decisions primarily include the acquisition of new brands and the approval of capital expenditures. Although, as we noted above, our annual capital expenditures are relatively modest, our expenditures on acquisitions are significantly higher. Our CODM does not make resource allocation decisions at the operating spending level. For example, the CODM does not make decisions with respect to staffing levels or brand promotional spending. Those decisions are all made at management levels below the CODM. Our CODM’s resource allocation decisions concentrate on increasing consolidated sales and expanding the Company’s growth potential, including international expansion through acquisition of new brands and expansion of sales through organic growth. Resource allocations are not made with the goal of simply increasing the sales of a specific brand, product or product group, but are made with the goal of providing larger benefits. Our CODM focuses on how the Company can provide consumers with better value and thereby maintain customer and consumer satisfaction. This may be accomplished by providing our customers and the consumer with an increasing array of natural and/or organic products, allowing us to gain an increased share of a customer’s business as well as increased share in the market. Acquisitions also typically provide us with new distribution opportunities or entry into new markets. During the timeframe specified several significant resource allocations were made, including:

•	In June 2011, the CODM approved the construction of a new non-dairy beverage production facility in Europe.

Confidential Treatment Requested by The Hain Celestial Group, Inc.

THCG-006

This resource allocation was made to protect the Company’s existing sales base and was not made as a result of a brand-level analysis. The Company currently produces non-dairy beverages in a leased facility in Germany which are marketed and sold under multiple brands - Natumi®, Lima® and Rice Dream® (a US-origin brand) for sale in Europe. The sale of non-dairy beverages in Europe is extremely competitive and the retail sales price is a significant factor in the consumer’s purchase decision. Additionally, as a result of the acquisition of one of the Company’s local competitors by a significantly larger US-based company, pricing in the market became more competitive. At the end of its fiscal year 2011, the Company faced a decision to either renew its lease or relocate production to a new facility. A decision to renew the lease was expected to [***]. The CODM decided to move into a new leased facility which would be custom-constructed for the Company. This facility will enable the Company to [***]. This resource allocation was not based on brand or reporting unit profitability, as cost reductions would be expected to be offset by price reductions. The capital allocation was also not brand-specific, as it benefits several brands, but rather was made to protect the Company’s existing sales base and provide it with a better ability to compete for new sales.

•	In October 2011, the CODM, along with the Company’s Board of Directors, approved the acquisition of the Daniels Group in the United Kingdom.

The primary considerations for the acquisition included Daniels’ sales potential in its existing markets, the potential for increasing sales of the Company’s existing brands by using Daniels’ distribution and customer relationships, the opportunity that the Daniels brands could be sold into other geographies, whether an acceptable multiple of earnings before interest, taxes, depreciation and amortization could be achieved and how it would impact the Company’s consolidated results and whether the acquisition would have an accretive impact on consolidated earnings per share.

•	In November 2011, the CODM approved an expansion of the Company’s production capacity in France for the sale of our Danival brand products in the United States.

The Company acquired Danival SAS, a French manufacturer of organic grocery products, which were marketed primarily in Europe, in February 2011. Danival became part of the Company’s Europe reporting unit. Danival produces certain products which were of significant interest to a key retailer of the Company’s products in the United States. This presented the Company with an opportunity to increase sales in the United States in categories in which the Company did not previously have offerings and

***	Confidential treatment requested by The Hain Celestial Group, Inc. Omitted information provided separately to the Staff pursuant to Rule 83.

Confidential Treatment Requested by The Hain Celestial Group, Inc.

THCG-007

provided opportunities to expand sales at other US customers. This resource allocation decision was based on the potential sales value and expansion of the Company’s relationship with its customers rather than based on a brand or group of brands.

None of these resource allocation decisions were made based on information contained in the Audit Committee Financial Review Schedules or the Key Business Performance Data report. The only analyses prepared which reflected the financial impact that these projects would have were on an individual project basis or consolidated basis.

2.	We note your response to prior comment one stating that your CODM focuses on sales performance by brand or product category when assessing performance and making decisions about resource allocations. Given that the CODM receives various measures of profitability for product groups and reporting units, we would like to understand why the CODM would not utilize such measures when making important decisions about resource allocations, as you contend. Please clarify the means by which your CODM assesses performance. For example, tell us how this is accomplished when revenue for a specific product group or reporting unit is consistent with expectations, while the corresponding profitability reflected in gross margins or operating income is less favorable; it should be clear how informed decisions about resource allocations are being formulated.

Our CODM’s resource allocation decisions are principally based on revenue growth potential, either organically or through acquisitions. Our CODM holds the view that both the Company and the natural and organic products category are still in the early stages of growth and that the primary objective for the Company is to drive and maintain consolidated sales growth at a rate that is higher than mainstream/conventional consumer packaged goods companies. The CODM does not focus on individual product or brand profitability as their individual impacts on consolidated profitability are mitigated by several factors, as discussed below:

•

Sales mix will impact the Company’s overall profitability. However, since sales mix is generally not controllable by the Company, our CODM’s focus is therefore on the expansion of sales of all of the Company’s brands and products to a customer.

•

The Company may sell products that are less profitable as they provide retailers with category breadth and thus provide the Company with the ability to increase its share of a customer’s business at the expense of our competitors who may not offer such breadth. The variability of product profitability is evaluated by management several levels below the CODM. As we noted in our response of December 9, 2011 to the Staff’s initial comment number four, the identification of SKUs to be evaluated for rationalization is made by lower level operating management, including marketing and supply chain managers.

•

Many of our products are manufactured by co-packers and therefore changes in sales volume do not necessarily have as large an impact on cost, and therefore profitability, as it would if all products were manufactured by the Company.

Confidential Treatment Requested by The Hain Celestial Group, Inc.

THCG-008

As we noted in our response of December 9, 2011 to the Staff’s initial comment number three, our CODM’s background is in the sales and marketing of consumer products. His background coupled with his knowledge of the natural and organic products markets and its growth trend results in his decision to focus his resource allocations on the Company’s ability to grow its sales generally.

Although reporting unit financial information is included in the packages that the CODM receives (which, as discussed in our response to question one, is included at the request of the Audit Committee), this information is not used by the CODM as the basis to allocate resources, but rather is used by the Company’s finance staff and the Audit Committee in their review and assessment of potential interim impairment indicators on the Company’s goodwill.

Our CODM only assesses financial performance on a consolidated basis as his focus is on maintaining the overall growth of the Company.

In summary, we evaluate our segment disclosures each reporting period. The identification of our operating segment is consistent with the manner in which our CODM manages our business and is consistent with the manner in which our segment disclosure is presented. We have determined that our brands are not operating segments as they do not meet the second and third criteria under ASC 280-10-50-1. Based on the information that our CODM reviews, we have determined that our product categories are not operating segments as they do not meet the second criteria under ASC 280-10-50-1. We assessed the nature of the financial information used by our CODM and have concluded that since this information is reviewed and utilized only on a consolidated basis, we have only one operating segment.

In connection with the Company’s response to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (631) 730-2205 with any questions or comments regarding this letter.

Respectfully submitted,

/s/ Ira J. Lamel
Ira J. Lamel
Executive Vice President and Chief Financial Officer

Confidential Treatment Requested by The Hain Celestial Group, Inc.

THCG-009